January 5, 2026

Dennis Schemm
Chief Financial Officer
Fox Factory Holding Corp
2055 Sugarloaf Circle, Suite 300
Duluth, GA 30097

       Re: Fox Factory Holding Corp
           Form 10-K for the Year Ended January 3, 2025
           File No. 001-36040
Dear Dennis Schemm:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Manufacturing